RESIDENT PARTNERS: PEGGY P. Y. CHEUNG PHILLIP GEORGIOU ASHLEY HOWLETT JOELLE S. L. LAU ANITA P. F. LEUNG CHIANG LING LI GRAHAM LIM BENJAMIN MCQUHAE CHRISTOPHER SWIFT MICHELLE TAYLOR ROBERT THOMSON	JONES DAY 眾達國際法律事務所 SOLICITORS AND INTERNATIONAL LAWYERS 31ST FLOOR, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG 香港皇后大道中十五號置地廣場公爵大廈三十一樓	TELEPHONE: (852) 2526-6895 FACSIMILE : (852) 2868-5871
REGISTERED FOREIGN LAWYERS: MICHAEL ARRUDA (California, USA) JUAN DU (NewYork, USA) HAIFENG HUANG (New York, USA) CHRISTINE KIM (New York, USA) JULIAN LIN (California, USA)
MARIA PEDERSEN (New York and District of Columbia, USA)
NON-RESIDENT PARTNER: SEBASTIEN EVRARD

March 4, 2015

Ms. Barbara C. Jacobs, Assistant Director

Ms. Rebekah Lindsey

Mr. Patrick Gilmore

Mr. Matthew Crispino

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Wowo Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed March 4, 2015
File No. 333-201413

Dear Ms. Jacobs, Ms. Lindsey, Mr. Gilmore and Mr. Crispino:

                                                We have reviewed the above-referenced registration statements and have the following comments. The page numbers in our comments refer to pages in Amendment No. 3.

Prospectus Cover Page

1.                                      We noted that you have revised the offering structure such that it is now a best effort, minimum-maximum offering. Please revise the top of the cover page where you state that you are offering 6,000,000 American depositary shares representing 108,000,000 ordinary shares to also disclose the minimum amount of shares that must be sold for the offering to close. Similarly, revise the offering description on page 11 to disclose the minimum-maximum structure of the offering and the minimum number of shares that must be sold.

ALKHOBAR •AMSTERDAM•ATLANTA •BEIJING •BOSTON •BRUSSELS •CHICAGO •CLEVELAND •COLUMBUS •DALLAS

DUBAI• DÜSSELDORF•FRANKFURT •HONG KONG •HOUSTON •IRVINE •JEDDAH •LONDON •LOS ANGELES

MADRID •MEXICO CITY •MILAN •MOSCOW •MUNICH •NEW YORK •PARIS •PITTSBURGH •RIYADH •SAN DIEGO

SAN FRANCISCO •SAO PAULO •SHANGHAI •SILICON VALLEY •SINGAPORE •SYDNEY •TAIPEI •TOKYO •WASHINGTON

                                                The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment 3 (on the cover page of the prospectus and page 11 of the prospectus) to reflect the minimum — maximum structure, including the minimum number of ADSs/ordinary shares being offered on a best efforts basis.

2.                                      We note that you do not intend to place monies in an escrow account to maintain investor funds. As this is now a minimum-maximum offering, please tell us how you intend to comply with Rules 10b-9 and 15c2-4 of the Exchange Act without appointing an escrow agent. Further, please tell us what procedures are in place to ensure that funds will be promptly returned to investors.

                                             The Company acknowledges the Staff’s comment and has updated its disclosure in Amendment 3 to clarify the offering. Although structured as a best efforts offering, the Company and the underwriter have agreed to certain closing mechanics that are intended to be similar to that of a firm commitment offering and ensure that investor funds are maintained in investors’ control through closing to make sure that trading on NASDAQ will commence immediately following closing or very shortly thereafter. Below please find a summary of the proposed closing mechanics which are intended to comply with Rules 10b-9 and 15c2-4 of the Exchange Act.

•                                          Leading up to pricing and closing, investors in the offering will open or utilize existing trading accounts with either the managing underwriter or syndicate members (registered broker-dealers). Such trading accounts provide that the investor shall have sole control over the account and decisions made with respect thereto.

•                                          Once the underwriter is confident that it has received investor interest in excess of the minimum offering amount, the underwriter and Company will seek acceleration of effectiveness of the Registration Statement.

•                                          Following effectiveness of the Registration Statement and pricing, the underwriter will allocate the underwriting discount into the selling concession and management fee.

•                                          In connection with the sale of securities, the total amount of securities to be sold in the offering are allocated (“ticketed”) by the underwriter and syndicate members among individual customers on the date immediately following pricing:

(i)                                     With respect to the lead underwriter, order tickets are executed and confirmations are generated detailing offering price, securities purchased, and amounts due within three (3) days, settlement date and the final prospectus is delivered. In connection with accounts that do not maintain a cash balance that can be utilized for the purchase of securities in the Offering, each investor then wires the requisite purchase price out of such investor’s account (or funds the account in order to allow for the wire) to the underwriter’s clearing firm, National Financial Services LLC (a registered clearing firm and DTC member (the “Clearing Firm”)), during the next two (2) calendar days.

(ii)                                  With respect to syndicate members, the managing underwriter will send the syndicate allocation instructions with the number of shares allocated to each syndicate member, the selling concession, the trade date and the settlement date. The syndicate member then generates order tickets and confirmations to its customers detailing offering price, securities purchased, amounts due within three (3) days, settlement date and the final prospectus is delivered for the specific investors. Each investor then wires the requisite purchase price out of such investor’s account (or funds the account in order to allow for the wire) to the Clearing Firm.

(iii)                               In accordance with the existing Clearing Agreement between the underwriter and the Clearing Firm, all amounts received by the Clearing Firm will be maintained by the Clearing Firm in an independent account dedicated to the Company with the underwriter in charge of such account.

•                                          Leading up to closing, the underwriter will confirm that the minimum offering amount has been raised and, if so, will arrange for closing and will pre-close with all transaction members.

•                                          At closing, the underwriter will authorize the Clearing Firm to release funds out of the account and wire such funds directly to the Company. Upon receipt of such funds, the Company will instruct that its securities are released to the underwriter who will then credit the securities to the accounts of the various investors.

•                                          As disclosed in the Registration Statement, in the event the minimum offering amount is not achieved (or NASDAQ approval is not received) within five (5) days from the date of effectiveness of the Registration Statement, the underwriter and the Company will not authorize closing and, in accordance with the Clearing Agreement, all amounts will be returned from the Clearing Firm to the individual investors and the offering will cease.

3.                                      Disclose on the cover page the date the offering will end. Refer to Item 501(b) (8) (iii) of Regulation S-K.

                                                The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment 3 (on the cover page of the prospectus) to reflect the end date of the offering.

Risk Factors

“We might not be able to adequately protect our intellectual property rights,” page 29

4.                                      We note your disclosure that you have received a cease and desist letter from a PRC law firm in connection with a claim by a third-party that your use of the Chinese characters “WoWo” has infringed upon their trademark. In this regard, we understand that Beijing WoWo Science & Technology Co., Ltd. (“WoWoSci-Tech”) prevailed in a trademark infringement lawsuit brought against you in the People’s Court of Haidian District, Beijing, China. We also understand that on January 13, 2015, the Beijing Administration for Industry and Commerce issued a “Forbidden

Command” to Sohu directing it to remove your mobile applications from its app store due to possible trademark infringement. Finally, we understand that other mobile applications stores, including DangLe, Wan Dou Jia and AppChina, have or are in the process of removing your mobile applications due to the claims of trademark infringement. Please address these allegations in your response letter and, as necessary, make appropriate revisions to your prospectus.

The Company respectfully advises the Staff that WoWo Science & Technology Co., Ltd. (“WoWo Sci-Tech”) did not prevail in any trademark or trade name infringement lawsuit brought against the Company neither in the People’s Court of Haidian District, Beijing, China, nor in any other courts to the knowledge of the Company. There was never any judgment issued against the Company in term of trademark infringement.

The Company respectfully advises the Staff that in 2012, it was the Company who was the plaintiff in a lawsuit brought against WoWo Sci-Tech in the People’s Court of Haidian District. The lawsuit claimed that WoWo Sci-Tech purposely used similar words of “WoWo” in its Company name in an act that constitutes unfair competition against the Company. In judgment number 23664 (2012), the People’s Court of Haidian District did not find WoWo Sci-Tech actions constituted unfair competition on the grounds that the two parties’ trade name apply to distinct classes of business operations. The court never ruled that the Company was infringing on WoWo Sci-Tech’s trademark or trade name in any way.

On the “Forbidden Command” that was sent to Sohu, subsequently, the local branch of Beijing Administration for Industry and Commerce (“BAIC”) arranged for the disputing parties to cross-examine the facts, and resulted in BAIC ordering Sohu to once again display the Company’s applications on its platform on February 6, 2015.

On the allegation that other mobile application stores are in the process of removing Company’s applications, the Company respectfully advises the court that this is not the case. The Company’s application is still being displayed on the respective application stores as of the date of this response letter. Please find links to several stores below where the Company’s applications can be seen as ready and available for download.

Sohu: http://app.sohu.com/search?words=%E7%AA%9D%E7%AA%9D%E5%9B%A2

Dang le: http://search.d.cn/list.html?keyword=%E7%AA%9D%E7%AA%9D%E5%9B%A2

App China: http://www.appchina.com/sou/%E7%AA%9D%E7%AA%9D%E5%9B%A2

The Company had been informed in the past by a few third party application stores that they have received letters of allegation from WoWo Sci-Tech. These third party mobile application stores have inquired the Company regarding such allegations. The Company provided proper explanations, and these third party application stores did not removed Company’s applications from their stores. In the event that such allegations continue to persist, the Company is prepared to provide further assurances to any application stores regarding the lack of validity in WoWo Sci-Tech’s allegations, particularly since two parties’ trade names have been ruled to apply to distinct classes, as well as actively seeking to resolve our differences with WoWo Sci-Tech.

Based on the current status of the dispute and our estimation on potential further development in this matter, we do not believe our dispute with WoWo Sci-Tech would result in a material adverse effect to our business.

Capitalization, page 63

5.                                      Your disclosure on page F-34 indicates that the preferred shares automatically convert upon a qualified IPO in which the aggregate proceeds are not less than $100 million. Since you will only raise a maximum of $60 million in this offering, please tell us how you determined it was probable that your preferred shares would convert to common shares for the purposes of the pro forma presentation. Refer to Article 11-01(a)(8) of Regulation S-X. Similar concerns apply to your pro forma presentations throughout the document, such as the pro forma disclosure on page 64 and your Consolidated Balance Sheet as of September 30, 2014 on page F-51.

The Company respectfully advises the Staff that all shareholders of the Company, pursuant to an unanimous written resolution dated February 13, 2015, and further amended on February 20, 2015, have resolved that, among others, an initial public offering of the Company’s ADSs that raises US$40 million shall be deemed a qualified IPO, pursuant to which all preferred shares shall be converted to ordinary shares at a conversion rate of 1 to 1. Please see pages 12 and 157 of Amendment 3 for additional disclosure in this regard.

6.                                      Your disclosure on page 42 indicates that under certain circumstances, you may be required to obtain approval prior to the conversion of certain of your indebtedness to your CEO. Your disclosure on page 99 indicates that if your offering is successful and you sell 100% of your ADSs, your indebtedness to Mr. Xu would be converted into ordinary shares. Please address the following:

•                  Tell us how you considered the requirement to obtain regulatory approval prior to the conversion of certain of your indebtedness to your CEO in determining conversion was probable.

•                  Clarify if Mr. Xu will convert his shares if you sell less than 100% of your ADSs in this offering. If not, tell us how you determined it was probable that these shares would convert to common shares as presented in your 83.3% and 66.7% pro forma scenarios.

Refer to Article 11-01(a)(8) of Regulation S-X. Similar concerns apply to your pro forma presentations throughout the document, such as the pro forma disclosure on page 63 and your Consolidated Balance Sheet as of September 30, 2014 on page F-51.

The Company respectfully advises the Staff that all shareholders of the Company, pursuant to an unanimous written resolution dated February 13, 2015, and further amended on February 20, 2015, have approved and resolved that, among others, an initial public offering of the Company’s ADSs that raises US$40 million shall be deemed a qualified IPO and all indebtedness owed to the Company’s chairman and CEO, Mr. Xu, shall be converted to ordinary shares at the IPO price. As a result, the Company viewed the conversion of indebtedness owed to Mr. Xu to ordinary shares issues to him to be probable for which the disclosure of pro forma financial information would be material to the investors.

                                                In terms of PRC regulatory approval, please see pages 41 and 42 of Amendment 3 for a more detailed description of the relevant PRC governmental control of currency conversion. Please also note that both the Company and Mr. Xu will apply for all relevant PRC regulatory approvals with each of the relevant governmental authorities described. Under general circumstances, this is a simple registration procedure. In case that any legal or administrative fines are imposed on the Company, Mr. Xu has also agreed to indemnify the Company for the full amount of such fines. An English translation of Mr. Xu’s indemnity agreement with the Company is provided as Exhibit 10.15 of Amendment 3.

7.                                      You disclose on page F-34 that the preferred stock conversion price adjusts under certain circumstances, including when you issue additional ordinary shares. Please tell us how you considered the fact that the issuance price of the shares underlying the ADSs is less than 85% of the conversion price of your Series A-2 preferred common stock and is less than the conversion price of your Series B preferred stock when determining how to reflect their conversion in your pro forma presentation. Similar concerns apply to your pro forma presentations throughout the document, such as the pro forma disclosure on page 63 and your Consolidated Balance Sheet as of September 30, 2014 on page F-51.

                                                The Company respectfully submits that according to the Second Amended and Restated Memorandum and Articles of Association of the Company, in the event that the Company shall issue any additional ordinary shares and 0.85 times of the subscription price per ordinary share (on an as-converted basis) of such additional ordinary shares is less than the Series B Conversion Price, the Series A-2 Conversion Price or the Series A-1 Conversion Price (as adjusted from time to time) in effect on the date of and immediately prior to such issuance, the Series B Conversion Price, the Series A-2 Conversion Price or the Series A-1 Conversion Price, as the case may be, shall be reduced, concurrently with such issuance, to a price (to the nearest one thousandth (1/1000) of a cent) equal to 0.85 times of the consideration per share for which the additional ordinary shares are issued. The initial offering price range is $0.50-$0.56 per share, 0.85 times of this offering price is $0.425-$0.52 per share, which is not less than $0.4097 per share, the conversion price of the Series B and Series A-2 and Series A-1 preferred shares. Therefore, the conversion ratio remains at one for one, which is used in the pro forma presentation.

Dilution, page 64

8.                                      You disclose that you are giving effect to 108,000,000 ADSs offered in this offering for $10.00 per ADS. However, this appears to be the underlying shares associated with the ADSs given your disclosure on page 11. Please reconcile this apparent inconsistency.

The Company respectfully revised the disclosure on page 64 of Amendment 3 in response to the Staff’s comment.

Fair Value of Our Ordinary Shares and Share-Based Compensation, page 88

9.                                      We note that the contemporaneous valuations of your common stock disclosed on page 89 are significantly lower than your offering price range of $9.00 to $11.00 per ADS, or $0.50 to $0.61 per share. Please address the following:

•                  Tell us results of the market approach you performed as a sanity check for the income approach for the valuations as of April 18, 2014 and June 29, 2014. As part of your response, please provide us the assumptions used in the market approach, including the comparable companies and their respective multiples, as well as the multiples used in the company’s valuation;

The Company respectfully advises the Staff that the Company had arrived at the fair value of its ordinary shares as of April 18, 2014 and June 29, 2014 after taking into consideration a number of factors, including the valuation analysis conducted by an independent third party appraisal firm, commonly used methodologies for valuing private enterprises, as well as the Company’s development milestones.

The Company had employed the discounted cash flow (“DCF”) method as the primary methodology in determine total enterprise value of the Company. The Company believes that the selected valuation methodology is consistent with the recommendations of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”).

In order to perform a sanity check for the results as obtained by the income approach, we divided the Enterprise Value (EV) as obtained by the income approach by the 2015 forecast revenue to come up with implied EV-to-Revenue multiple of 1.4x (as of April valuation date) and 2.2x (as of June valuation date). We then compare these multiples with the corresponding multiples of the guideline companies. The implied multiples fall reasonably within the range of multiples of the guideline companies and compare meaningfully with the median multiples of 1.2x (as of April valuation date) and 2.0x (as of June valuation date).

Summarized below is the list of guideline companies, together with their 2015 EV-to-Revenue multiples, that have been considered under the market approach as of both valuation dates.

	18-Apr-14	29-Jun-14
Guideline Companies	FY2015	FY2015
Amazon.com Inc.	1.3x	1.4x
Ctrip.com International Ltd.	4.4x	6.2x
eBay Inc.	3.2x	3.2x
eLong Inc.	1.1x	2.5x
E-Commerce China Dangdang Inc.	0.5x	0.7x
Groupon, Inc.	1.1x	1.2x
Median multiples	1.2x	2.0x

We selected the above guideline companies based on the following criteria:

•                                          As information on private entities is not available, we have only considered public entities for comparison which normally have sizes larger than ours.

•                                          We focused on similarity of business nature. The companies selected are all involved only in the online commerce business.

•                                          As we target to list our Company in the United States, only public companies listed on the US stock exchanges have been selected for comparison.

As we cannot find information on particular public company similar to us in all aspects (e.g. size, geographical locations), the pool of the selected companies is considered and median multiples of the pool was used in the valuations.

Because of the fact that no single company is very similar to Wowo Limited in all aspects, we believe it is more appropriate to use the market approach as a sanity check. Therefore, we use the results obtained from the market approach to corroborate the results obtained from the income approach. We considered a broader group of companies as reference. Accordingly, although guideline companies like Amazon, eBay and Groupon are larger than us, they are also considered as reference.

•                  Tell us whether you have made any adjustments to the valuations performed under the income approach as a result of the valuation determined under the market approach used as a “sanity check.” If so, tell us the nature and amount of those adjustments and why they were made;

The Company respectfully advises the Staff that no adjustments have been made to the valuations performed under the income approach as the implied multiples compares meaningfully with the multiples of the guideline companies.

•                  Tell us the methods and assumptions used to allocate equity for the valuations as of April 18, 2014 and June 29, 2014;

The Company used the contingent claims analysis method of the option pricing approach (the “Option Pricing Approach”) to allocate the concluded equity value to the individual equity classes of the Company, taking into account the guidance prescribed by the Practice Aid. The Option Pricing Approach is based upon the concept that equity securities can be viewed as call options on the underlying assets of a company. Thus, we consider the classes of equity as a series of call options, each of which can be valued using the Black-Scholes model.

The Company considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights, redemption rights and the manner in which each security affects the others. These estimates are consistent with the plans and estimates that the Company uses to manage its business.

In applying this approach, we estimated the following inputs required to calculate the value of an option using the Black-Scholes model: the value of the underlying asset, the exercise price, the risk-free rate, the volatility of the underlying asset, and the time to expiration of the option.

In estimating the fair value of the Company’s ordinary shares and preferred shares, we determined the strike prices of the “options” based on the characteristics of the capital structure of the Company, including number of shares of each class of equity, seniority levels, liquidation preferences, redemption amount and conversion values for the preferred equity. The time to the expiration of these “options” is equal to the expected time to a liquidity event or redemption.

•                  Tell us whether you have granted any options or stock subsequent to September 30, 2014. If so, provide us with a detail of those grants and provide the model and assumptions used to value those shares;

The Company respectfully advises the Staff that, as of the date of this response letter, no options or stock has been granted subsequent to September 30, 2014.

•                  Discuss in detail the significant factors contributing to the difference between the offering price range and the estimated fair value of your common stock for the equity issuances on April 18, 2014 and June 29, 2014; and

The Company respectfully advises the Staff that the reasons for the change in fair value of the Company’s ordinary shares from April 18, 2014 to June 29, 2014 have been explained on page 91 of the prospectus filed on February 4, 2014. Accordingly, we would focus in here the changes in fair value of our common stock between June 29, 2014 and the expected IPO date.

The Company believes the implied increase in share value of $0.0221 per share as of June 29, 2014 to around $0.51 per share, near the low end of the indicative offering price range, is primarily attributable to the following factors:

1)                                     Expected conversion of preferred shares into ordinary shares upon IPO

As of June 29, 2014, around one-third of the Company’s shares outstanding were preferred shares. These preferred shares have rights and privileges that allow the shareholders to have better protection against investment risks. Key terms of the preferred shares are the liquidation preference, redemption right and the conversion right. Accordingly, the preferred shares in general have higher value than the common stocks.

Upon the Company’s initial public offering, all of the preferred shares will be converted into ordinary shares and thus forgone the rights and the corresponding values attributable to the preferred shares. In other words, part of the value of the preferred shares will be transferred to the holders of ordinary shares, resulting in the ordinary share value to be increased without increasing the total enterprise value of the Company.

By assuming all the preferred shares have been converted to ordinary shares, the ordinary share value could have increased, and this factor contributes to approximately 20% to 25% of total increase in the fair value of our ordinary shares during the period.

2)                                     Improvement in Company’s businesses and financial forecasts

a)                                     We upgraded our WoWo Merchant Apps in July 2014. The upgrade provided one-stop experience to local life service merchants: they are able to create and manage their own brand APPs, build up online store on WoWo platform and access to third party channels like Baidu Connect, Ali service and Wechat.

Leveraging on these new features, merchants could easily manage their online stores and their clients, resolving merchants’ most challenging issues. The upgrade was well received by the merchants and leaded to a solid merchant-base growth. As a result, the number of online merchants increased from 92,002 in the second quarter to 119,310 in the fourth quarter of 2014, an increase of 25% on a semi-annual basis or 50% on an annual basis. The number of newly signed-up paying merchants increased from 2,103 in the second quarter to 3,135 in the fourth quarter, an increase of 50% on a semi-annual basis.

Although this upgrade was officially launched in July 2014, it was immature at that time and its positive impact on our financial performance was not considered in our financial projections before the end of Q2 2014.

b)                                      We came up with a new strategic business initiative in Q3 2014 by opening our platform to third party service providers’ clients in various vertical sectors,

including, but not limited, Ctrip -a leading online travel agency in China, Gewara -a leading cinema ticketing service provider and Mtime— a leading theater network company have enrolled in this new business. This was officially launched in Q4 2014 and have brought more than 10,000 new merchants to our platform, and its possible positive impact on our financial performance was not considered in our financial projections before the end of Q2 2014.

c)                                      Within Q4 2014, we achieved major milestones in the development work and set up clear launching schedule for two new products. These products would 1) enable merchants to open and manage their online stores using their own smart phones and; 2) enable craftsmen to open and manage their online stores on WoWo platform. These two new products would be launched at the end of Q1 2015. Once launched, these products will further increase the number of online merchants on the WoWo platform, many of which could ultimately become paying merchants. Our conversion rate from online merchants to paying merchants has been approximately 12.4%.

Additionally, within Q4 2014, we completed three new value-added services into our product roadmap. These new services would attract more merchants and further improve paying merchant conversion rate. Both growing merchant base and improvement of paying-merchant conversion rate will further drive revenue growth, such positive impact on our financial performance was not considered in our financial projections before the end of Q2 2014.

Based on the above strategic initiatives and strong operating performance in terms of revenues, number of merchants and other factors in the fourth quarter of 2014, the Company expects its performance in 2015 and beyond to be better than originally forecasted in the June 29, 2014 valuation. Accordingly, the financial forecasts are revised upward; expect revenue will increase to $65 million in 2015. This results in an additional increment in the ordinary shares to approximately 35% to 40% of total increase in the fair value of our ordinary shares during the period.

3)                                     Reduced cost of capital

The valuation on June 29, 2014 was derived from the DCF method, which is commonly accepted for a company during early stage of development. However, for the pricing of our ordinary shares for this initial public offering (IPO), the valuation was derived by comparing to the market value of publicly traded guideline companies, which the Company believes is more applicable because it takes into consideration other factors outside of the Company’s performance, such as (i) the macroeconomic environment, (ii) investor sentiment, and (iii) equity market performance. Nonetheless, if the Company performed the DCF calculation based on the latest information, there are a number of key factors that may change, such as the discount rate. On June 29, 2014, the WACC was calculated to be 27%, which was the rate used to discount the projections back to the date of the valuation. As mentioned starting from page 88 of Amendment 3, the WACC was determined based on a number of considerations including risk-free rate, industry risks, market risk premium, country risk, company size, as well as company specific factors. Here the performance of the Company since June 29, 2014 has experienced significant growth in terms of revenues, number of merchants, and other factors. The Company has also executed on its plans thereby reducing risk for future projections. As such, the following factors used to calculate WACC should be adjusted:

•                  With respect to Company size premium, in the WACC calculation on June 29, 2014, a company size premium of 5.99% was used. Given the changes in the Company’s operating and financial performance, a smaller company size premium of 3.87% should apply;

•                  With respect to Company specific risk premium, in the WACC calculation on June 29, 2014, a company specific risk premium of 10% was applied to the Company. Given the performance of the Company since June 29, 2014, and the expectation that the Company would become public, a smaller risk premium of 7% would be used;

•                  The Company expects its successful listing will allow it to have an easier access to the capital markets in terms of fund raising activities, including equity financing and bank borrowing with lower cost of financing. Therefore, the WACC, which was also a component of the previous valuation of its ordinary shares, should be affect favorably by its IPO and thus would increase our enterprise and ordinary share value.

The reduction in the WACC from 27% to 22% would account for approximately 31% of the total increase in the fair value of our ordinary shares during the period.

4)                                     Discount for Lack of Marketability

The imminent launch of the Company’s initial public offering will provide the Company with additional capital and will enhance the Company’s ability to access capital markets to grow its business, raise its profile in China and provide its shareholders with greater liquidity. In particular, the 9% discount for lack of marketability previously used to value the Company’s ordinary shares as of June 29, 2014 would no longer be applicable after its initial public offering.

This factor would account for approximately 9% of the total increase in the fair value of our ordinary shares during the period.

5)                                     Improvement in U.S. Capital Market

There was an improvement in the performance of the U.S. capital market since the end of June 2014. For example, the Nasdaq China Index value has increased by over 9.5% from June 30, 2014 to January 30, 2015.

There were four (4) companies listed successfully on the U.S. stock exchanges with operations in China between July 1, 2014 and January 30, 2015, among which is Alibaba, the largest public offering in history. The successful listing of companies like Alibaba has attracted a lot of interests from and attention of investors on Chinese based e-commerce companies.

The Company believes that the favorable market sentiment since the end of June 2014 has contributed to the increase in the fair value of its common shares from June 29, 2014 to January 30, 2015.

The Company believes the various factors discussed above contribute to the significant increase in the Company’s common share value since June 2014. The Company notes that, in determining the fair value of its common shares, it has considered the guidance prescribed by the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”). Chapter 10 of the Practice Aid states that, “the management or an underwriter’s estimate of the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.” The value of a private enterprise during the period culminating in its successful IPO may increase significantly. Increases in enterprise value may be attributed partly to (a) changes in the amount and relative timing of future net cash flows (estimated and actual) as the enterprise successfully executes its business plan and responds to risks and opportunities in the market, and (b) a reduction in the risk associated with achieving projected results (or, from another perspective, narrowing the range of possible future results and increasing the likelihood of achieving desired results). In addition, the marketability provided by the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets.

In accordance with Chapter 10 of the Practice Aid, the Company believes the ultimate IPO price is generally not likely to be a reasonable estimate of the fair value of its common shares as of various dates before this offering.

•                  Tell us when you first initiated discussions with the underwriters regarding the offering as well as the methods and assumptions they used in determining the estimated offering price range.

Discussions with the underwriter in connection with the offering were commenced in April 2014. While the offering process commenced with the Company’s initial confidential filing of its Registration Statement on Form F-1 on August 8, 2014, the valuation was not set until January 2015.

Due to the fact that the Company was not profitable, the underwriters utilized a valuation methodology based upon multiples of total enterprise value to revenues. The underwriter used the Company’s forecasted revenues of $65.0 million in 2015, which has accounted for the latest strategic initiative and development of the Company’s business, into the valuation model.

The Company had been a comprehensive e-commerce platform including both physical goods and service offerings before Q2 2014. Due to this reason the Company included the comprehensive e-commerce companies like Amazon, eBay and Dangdang in the comparable group when using market approach in the valuations in June 2014.

The Company strategically decided to focus on local life services only and was transforming from comprehensive group buying business to local life services provider. However, such transformation became solid and mature only in Q3 and Q4 of 2014. As a result: (1) the number of newly-signed physical-goods merchants went down from 207 in Q2 2014 to 16 in Q4 2014; and (2) The Physical Goods Department of the Company, which had 46 headcounts at the end of Q2 2014, and was totally dissolved in Q4 2014. When selecting the comparable companies for the pre-IPO valuation of the Company in January 2015, as it became a service-focused e-commerce platform considering the undergoing strategic transformation and based on theunderwriter’s suggestion, which obtained feedback from institutional marketplace, the Company selected service-focused, China-based, Internet companies. With these three criteria, we filtered from the candidate comparable companies for the valuation of June 2014 and two guideline companies in the original list remain for our consideration in the valuation of January 2015. In addition, we added two other guideline companies, Tuniu and Qunar.

Tuniu and Qunar were also included in our list for candidate companies originally, but we excluded the two companies in the multiple comparisons in the June 2014 valuation due to the following two reasons: 1) Tuniu was just listed in May 2014 and its initial share price and multiple would be very volatile and 2) Qunar was a much better performing company as compared to WoWo and other companies in the comparable list in terms of revenue growth (Qunar revenue growth rate 78% versus WoWo 30%, Amazon 13%, Ctrip 30%, eLong 27%, eBay 21%, Groupon 10%, and Dangdang 31% in 2013). Therefore, Qunar was considered as an outliner in June 2014 valuation.

The reasons Tuniu and Qunar, which were excluded from the peer group of the valuation of June 2014, were included in the valuation of January 2015 are: 1) Tuniu had been listed for over eight months and it had become a mature public company and its stock was less likely to be volatile; 2) our revenue increased 25.8% from Q2 to Q3 in 2014, a growth rate comparable to Qunar’s 26.5% growth rate in the same period. Therefore, Tuniu and Qunar were added back in the pool of multiple companies in estimation of offering price range in January 2015. With this peer group of four guideline companies, the median value of 2015 EV-to-Revenue turned out to be around 4.3x.

With a forecast 2015 revenues of $65.0 million and a 2015 EV-to-Revenue multiple of around 4.3x, the total enterprise value or equity value of the Company is estimated at $280 million.

After deducting Company’s debt of $64 million owed to its Chairman, the Company’s equity value equals to $216 million. Further, as holders of each series of preferred shares had each agreed to convert its preferred shares to ordinary shares upon the completion of the offering at the initial offering price, 100% of the enterprise value would be allocated to ordinary shares.

Prior to the offering, the total shares outstanding is equivalent to 26 million ADS, dividing the enterprise value by the number of ADS pre-offering, we got approximately $8.3 per ADS as the preliminary price. Based on conversations with the underwriter, who obtained feedback from the institutional investors, the underwriter and the Company chose to adjust the price upward moderately, and as the result, a price range of $9.0 - $11.0 was decided.

10.                               We note the volatility assumption used in determining the fair value of your employee share options was estimated based on the historical stock price volatility of listed guideline companies. Please address the following with respect to the group of guideline companies used in determining your volatility assumption:

•                  Tell us the guideline companies and whether the same set of guideline companies were used in the market approach used as a sanity check for the income approach in determining the fair value of the underlying common stock;

The Company respectfully advises the Staffs that the following guideline companies have been considered in estimating the stock price volatility of our Company’s ordinary shares for the valuation of our employee share options as of April 18, 2014.

•                                          Amazon.com Inc.

•                                          Ctrip.com International Ltd.

•                                          eBay Inc.

•                                          eLong Inc.

•                                          E-Commerce China Dangdang Inc.

•                                          Groupon, Inc.

For the determination of fair value of employee stock options as of April 18, 2014, the guideline companies used for estimation of stock price volatility are the same as the guideline companies considered under the market approach as of the April 18, 2014 valuation date, discussed in our response to comment 9 above.

•                  Tell us the basis for the selection of the guideline companies, including the reasons you believe they are comparable; and

The Company respectfully advises the Staff that the selection basis of the comparable guideline companies in determination of volatility assumption is the same as that in determination of EV-to-Revenue multiple used in the market approach. Please refer to our response to the first bullet question in comment #9.

•                  Describe changes to the set of guideline companies used, if any, and explain the reasons for such changes.

The Company respectfully advises the Staff that, for the purpose of estimating the stock price volatility of the Company’s stocks as of April 18, 2014, there were no changes in the set of guideline companies used as compared to those used in the option grant date prior to April 18, 2014.

15. Net Loss Per Share, Page F-41

11.                               In your response to comment 13, you confirmed that you excluded the full amount of share options from your earnings per share calculations but are disclosing as excluded only the shares that would have been antidilutive using the treasury stock method. However, it is unclear why you are using the treasury stock method to determine the amount of antidilutive options given the guidance in ASC 260-10-45-17, which prohibits assumption of the conversion, exercise or contingent issuance of securities that would have an antidilutive effect. Therefore, please revise your disclosure to present the full amount of share options as excluded from your calculation of earnings per share.

The Company has respectfully revised the disclosure on page F-40 and F-70 of Amendment 3 in response to the Staff’s comment.

Taxation, page 182

12.                               Please identify in the opening paragraph of this section the law firms who are opining on the tax consequences of the offering in the British Virgin Islands and Hong Kong and file the related tax opinions as exhibits.

The Company respectfully advises the Staff that Maples and Calder have passed on the tax consequences of the offering in the British Virgin Islands and Jones Day has passed on the tax consequences of the offering in Hong Kong. Each of their opinion will be filed as exhibits 8.4 and 8.5 in due course.

Underwriting

Stabilization, page 193

13.                               We note your response to prior comment 11 and the statement that the underwriters may engage in stabilization activities. In your response letter, please explain why the underwriters would need to engage in stabilizing transactions in connection with a best efforts offering.

The Company acknowledges the Staff’s comment and advises that the underwriters have confirmed that they will not be engaging in stabilizing transactions. As such, the Company has removed all references to stabilizing transactions included in Amendment 3, which was solely contained on page 193.

Exhibits

14.                               We note your disclosure at page 144 that Messrs. Luh, Zhou and Pu will serve as independent directors immediately upon your IPO. Please file written consents from these individuals in which they consent to being named in the prospectus. Refer to Securities Act Rule 438.

The Company acknowledges the Staff’s comment and has included the consents from Mssr. Pu, Luh and Zhou in Amendment 3 as exhibits 99.8, 99.9 and 99.10.

* * * * *

If you have any questions regarding this submission, you may reach me by telephone at my office in Hong Kong at (852) 3189-7282 or on my cell phone at (852) 6890-1130 or by e-mail at JulianLin@JonesDay.com.

Very truly yours,

/s/ Julian Lin
Julian Lin

(Enclosures)

cc:	Maodong Xu — Chairman, Chief Executive Officer
Frank Zhigang Zhao — Chief Financial Officer
Wowo Limited

Andrew Gilbert
DLA Piper LLP (US)